FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


March 17, 2003
Commission File Number 001-16625


                                  BUNGE LIMITED
                 (Translation of registrant's name into English)


                                 50 Main Street
                          White Plains, New York 10606
                    (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:


                          Form 20-F  X    Form 40-F
                                    ---             ---

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______



         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______



         Indicate by check mark whether by furnishing the information contained in this Form the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes        No X
                                    ---      ---

         If "Yes" is marked, indicate below the file number assigned to the registrant with Rule 12g3-2(b): 82-__________

                                    EXHIBITS
                                    --------



Exhibit 1 Press release dated March 17, 2003 announcing quarterly cash dividend.



Exhibit 2 Press release dated March 17, 2003 announcing executive appointments.

                                   SIGNATURES
                                   ----------



         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



Date: March 17, 2003                               Bunge Limited



                                               By:   /s/ William M. Wells
                                                   -----------------------------
                                                   William M. Wells
                                                   Chief Financial Officer

                                                                       Exhibit 1

[LOGO]                                          Contact:   Stewart Lindsay
                                                           Edelman PR Worldwide
                                                           1-212-704-4435





             Bunge Limited Declares Regular Quarterly Cash Dividend

WHITE PLAINS, N.Y., March 17, 2003 -- Bunge Limited (NYSE: BG) today announced that its Board of Directors declared a regular quarterly cash dividend of $0.10 per share. The dividend is payable on Friday, May 30, 2003 to shareholders of record on Thursday, May 15, 2003. Bunge Limited had 99,332,233 common shares outstanding on December 31, 2002.


About Bunge Limited


Bunge Limited (www.bunge.com) is a global, integrated, agribusiness and food company operating in the farm-to-consumer food chain with worldwide distribution capabilities and primary operations in North America, South America and Europe. Headquartered in White Plains, New York, Bunge has over 24,000 employees and locations in 28 countries. Bunge is the largest processor of soybeans in the Americas, the world's leading oilseed processing company, the largest producer and supplier of fertilizers to farmers in South America and the world's leading seller of bottled vegetable oils to consumers.

                                                                       Exhibit 2

[LOGO]                                          Contact:   Stewart Lindsay
                                                           Edelman PR Worldwide
                                                           1-212-704-4435





                 Bunge Limited Announces Executive Appointments

WHITE PLAINS, N.Y., March 17, 2003 -- Bunge Limited (NYSE: BG ), an integrated, global agribusiness and food company, today announced two senior management appointments.


Bunge appointed Mr. Christopher S. White as Regional General Manager -- Asia. Mr. White will be responsible for all of Bunge's Asian operations and business development, and will report to Archie Gwathmey, Managing Director of Bunge Global Markets. Mr. White served in various capacities over a 20-year career with Bristol Myers Squibb, most recently as President of Mead Johnson Nutritionals Worldwide. Mr. White also served as General Manager, Thailand and Export Markets in Bangkok, and as President - Asia/Pacific Rim, Mead Johnson Nutritionals and Bristol Myers Consumer Products in Hong Kong.


Bunge appointed Mr. T.K. Chopra as Corporate Controller for Bunge Limited. Prior to joining Bunge, Mr. Chopra spent 25 years with Citigroup in London, New York and Sao Paulo. During his career with Citigroup, Mr. Chopra served in various capacities including Chief Financial Officer of Citigroup Brazil and Vice President for Corporate Reporting at Citicorp in New York. A native of India, Mr. Chopra is fluent in English, Portuguese, Hindi and Punjabi, and is conversant in Spanish and Italian. Mr. Chopra is a U.K. Chartered Accountant.


Mr. Chopra will succeed Theodore P. "Terry" Fox, III as Controller of Bunge. Mr. Fox has been named Chief Financial Officer of Solae LLC, the soy ingredients joint venture between Bunge and DuPont.


About Bunge Limited


Bunge Limited (www.bunge.com) is an integrated, global agribusiness and food company operating in the farm-to-consumer food chain with worldwide distribution capabilities and primary operations in North America, South America and Europe. Headquartered in White Plains, New York, Bunge has over 24,000 employees and locations in 28 countries. Bunge is the largest processor of soybeans in the Americas, the world's leading oilseed processing company, the largest producer and supplier of fertilizers to farmers in South America and the world's leading seller of bottled vegetable oils to consumers.